Placer Del Mar, Ltd.
                                3707 Fifth Avenue
                               San Diego, CA 92103
                                # (775) 352-3839
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                                                               November 11, 2005


Pam Howell
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Amended Registration Statement on Form SB-2
    Filed on October 24, 2005
    File No. 333-127736

Dear Ms. Howell,

Per your conversation with Mr. Johnson, our legal counsel, we are filing this correspondence and attachment to include the weighted number of shares computation that you requested in comment #43 of your letter of September 20, 2005.

Sincerely,

/s/ Humberto Bravo
----------------------------
Humberto Bravo
President & Director

                                 Placer Del Mar
                         (An Exploration Stage Company)
                            Weighted Average Analysis
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
  Year
 Ended                              Cumulative
June 30,                Common        Common        Days        Weighted
  2005                  Shares        Shares         49          Average
  ----                  ------        ------         --          -------
        13-May-05                            0       15                0
        28-May-05     1,060,000      1,060,000       17          367,755
        14-Jun-05       100,000      1,160,000       16          378,776
        30-Jun-05       460,000      1,620,000       1            33,061
         1-Jul-05                                                      0
                                                                       0
                     --------------------------------------

SHARES ISSUED         1,620,000
                     ==========
CUMULATIVE SHARES                    1,620,000       49
                                    ==========     ====

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING             779,592
                                                                ========

     EARNING (LOSS) AVAILABLE TO COMMON STOCKHOLDERS                                 (3,500)
                                                                                    -------

            BASIC EARNINGS (LOSS) PER SHARE                                           (0.00)
                                                                                    =======


NOTE: EARNING PER SHARE = EARNING (LOSS) AVAILABLE TO COMMON STOCKHOLDERS /
      WEIGHTED SHARES OUTSTANDING